UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

INTEVAC, INC.
(Name of Subject Company)

INTEVAC, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

461148108
(CUSIP Number of Class of Securities)

Nigel Hunton
President and Chief Executive Officer
3560 Bassett Street
Santa Clara, CA 95054
(408) 986-9888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard C. Blake
Erika M. Muhl
Douglas K. Schnell
Broderick K. Henry
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Seagate Technology Holdings plc, an Irish public limited company (“Seagate”) and Irvine Acquisition Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagate (“Bidder”), to acquire all of the issued and outstanding shares of the common stock, par value $0.001 per share, of Intevac, Inc., a Delaware corporation (“Intevac”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate, Bidder and Intevac.  Upon the consummation of the Offer, Bidder will merge with and into Intevac pursuant to Section 251(h) of the Delaware General Corporation Law with Intevac as the surviving corporation.

1.	Exhibit 99.1: Frequently Asked Questions, sent to Intevac’s employees, dated February 27, 2025.

Additional Information and Where to Find It

In connection with the proposed acquisition (the “Transaction”) of Intevac by Seagate, Bidder will commence a tender offer for all of the outstanding shares of Intevac. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intevac. It is also not a substitute for the tender offer materials that Bidder will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Bidder will file tender offer materials on Schedule TO with the SEC, and Intevac will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive Transaction documents, Seagate may determine instead to terminate or withdraw the offer and effect the Transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Intevac stockholders to approve the merger. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY SEAGATE, INTEVAC, OR BIDDER WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY INTEVAC’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER, OR IF APPLICABLE, VOTING ON THE TRANSACTION. A free copy of these materials will be available to Intevac’s stockholders by visiting Intevac’s website (https://ir.intevac.com). In addition, these materials (and all other documents filed by Seagate, Intevac, and Bidder with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.

If the tender offer is terminated and the Transaction is to be effected by merger only, in which case, the approval of Intevac stockholders must be obtained, Seagate, Intevac and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Intevac’s stockholders in connection with the Transaction. Information regarding Seagate’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1137789/000113778924000085/stx-20240903.htm). Information regarding Intevac’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/Archives/edgar/data/1001902/000119312524091334/d719495ddef14a.htm). Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the Transaction.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and other factors relating to future events and the future performance of Intevac and Seagate, including regarding: (i) the Transaction; (ii) the anticipated occurrence, manner and timing of the proposed tender offer, (iii) the expected timing of the closing of the Transaction; (iv) considerations taken into account in approving and entering into the Transaction; (v) the anticipated benefits to, or impact of, the Transaction on Intevac’s and Seagate’s respective businesses; and (vi) expectations for Intevac and Seagate following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (i) the possibility that the conditions to the closing of the Transaction are not satisfied or waived; (ii) uncertainties as to how many of Intevac’s stockholders will tender their stock; (iii) the possibility that competing offers will be made; (iv) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (v) possible disruption related to the Transaction to Intevac’s and Seagate’s current plans, operations and business relationships, including through the loss of customers and employees; (vi) the amount of the costs, fees, expenses and other charges incurred by Intevac and Seagate related to the Transaction; (vii) the risk that Intevac’s or Seagate’s stock price may fluctuate during the pendency of the Transaction; (viii) the diversion of Intevac’s or Seagate’s respective management’s time and attention from ongoing business operations and opportunities; (ix) the response of competitors and other market participants to the Transaction; (x) potential litigation relating to the Transaction; (xi) uncertainty as to timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (xii) and the impact of global macroeconomic conditions and supply chain challenges on Intevac’s or Seagate’s respective businesses.

A more complete description of these and other material risks can be found in the periodic reports that Intevac and Seagate have filed and will file with the SEC, including their Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2024 and September 28, 2024 for Seagate and Intevac respectively, and their Annual Reports on Forms 10-K for the fiscal year ended June 28, 2024 and December 28, 2024 for Seagate and Intevac respectively, as well as the Schedule TO and related tender offer documents to be filed by Seagate and its acquisition subsidiary, Bidder, the Schedule 14D-9 to be filed by Intevac, and, if applicable, the proxy statement referenced above. All forward-looking statements in this communication are based on information available to Intevac and Seagate as of the date of this communication, and, except as required by law, neither Intevac nor Seagate assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Frequently Asked Questions, sent to Intevac’s employees, dated February 27, 2025.